UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 18, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

March 18th, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS OF THE GENERAL SHAREHOLDERS’ MEETING

The General Shareholders’ Meeting of Bancolombia S.A., held today, approved the following matters:

1. The approval of the management’s annual report for the fiscal year 2021 and other regulatory reports submitted for approval by the shareholders.

2. The approval of the non-consolidated and consolidated financial statements with the accompanying notes for the fiscal year 2021 which were audited by the external auditor.

3. The appointment of PwC Contadores y Auditores SAS as Statutory Auditor of the Bank for the period of April 2022 – March 2024 and the remuneration to be paid for such services.

4. The approval of the compensation to be paid to the members of the Board of Directors.

The details of the information approved by the shareholders is available at the following link on our website: https://www.grupobancolombia.com/investor-relations/information-interest/shareholders-meetings.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371